

आरतीय स्टेट बैंक
आरतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेअर आणि रोखे विभाग, शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678


05009144

SUPPL

क्रमांक / No.CO/S&B/VR/2005/ 1597 दिनांक / Date 13.06.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
DISCLOSURES AS PER RBI GUIDELINES
LOAN ASSETS SUBJECT TO RESTRUCTURING DURING THE YEAR 2004-05

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1592 dated the June 13, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL



dlw 6/21

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82-4524

जा. क्रमांक / No.: CO/S&B/VR/2005/1592

दिनांक / तारीख / Date: 13.06.2005

Dear Sir,

LISTING AGREEMENT
DISCLOSURES AS PER RBI GUIDELINES
LOAN ASSETS SUBJECT TO RESTRUCTURING DURING THE YEAR 2004-05

With reference to the above, we have to advise that the disclosures given in the Balance Sheet as Notes to Accounts under item 8(g) "Loan Assets subject to Restructuring during the year 2004-05" be read as under:

2. Loan Assets subjected to restructuring during the year 2004-05

(Rs. in crores)

	Other than under Corporate Debt Restructuring Scheme	Under Corporate Debt Restructuring Scheme	Total
(i) Amount of Standard assets subjected to restructuring	1031.38 (412.38)	2703.55 (1930.05)	3734.93 (2342.43)
(ii) Amount of Sub-Standard Assets subjected to restructuring	258.67 (40.97)	290.48 (130.67)	549.15 (171.64)
(iii) Amount of Doubtful assets subjected to restructuring	137.45 (19.79)	416.36 (45.12)	553.81 (64.91)
Total	**1427.50** **(473.14)**	**3410.39** **(2105.84)**	**4837.89** **(2578.98)**

3. The above change is on account of certain arithmentcal errors and as prescribed in the Accouring Standard 5 of the ICAI it would restated in the audited financial statements for the year 2005-06.

4. This is for your kind information.

5. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


RECEIVED
JUN 2 0 2005
192